Exhibit 12.2

Fifth Third Bancorp

Computations of Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividend Requirements

($ In Millions)

	Three Months Ended 9/30/2012	Nine Months Ended 9/30/2012
Excluding Interest on Deposits:
Fixed Charges:
Interest Expense (excluding interest on deposits)	$68	$230
One-Third of Rents, Net of Income from Subleases	7	21
Preferred Stock Dividends	9	26

Total Fixed Charges	$84	$277

Earnings:
Income Before Income Taxes	$503	$1,670
Fixed Charges—Excluding Preferred Stock Dividends	75	251

Total Earnings	$578	$1,921

Ratio of Earnings to Fixed Charges, Excluding Interest On Deposits	6.88x	6.94x

Including Interest on Deposits:
Fixed Charges:
Interest Expense	$120	$395
One-Third of Rents, Net of Income from Subleases	7	21
Preferred Stock Dividends	9	26

Total Fixed Charges	$136	$442

Earnings:
Income Before Income Taxes	$503	$1,670
Fixed Charges—Excluding Preferred Stock Dividends	127	416

Total Earnings	$630	$2,086

Ratio of Earnings to Fixed Charges, Including Interest On Deposits	4.63x	4.72x